United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 13, 2015

Fidelity National Information Services, Inc.

(Exact name of Registrant as Specified in its Charter)

1-16427

(Commission File Number)

Georgia	37-1490331
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

601 Riverside Avenue

Jacksonville, Florida 32204

(Addresses of Principal Executive Offices)

(904) 438-6000

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

As previously announced, on August 12, 2015, Fidelity National Information Services, Inc., a Georgia corporation (the “Company”), entered into a definitive agreement to purchase SunGard, a Delaware corporation (“SunGard”). Completion of the SunGard transaction is subject to, among other things, approval by the stockholders of SunGard and SunGard Capital Corp. II, a Delaware corporation. The Company expects the SunGard transaction to close before the end of 2015, although there can be no assurance as to whether or when the transaction will be completed.

The Company is filing (i) as Exhibit 12.1 to this Current Report on Form 8-K, the computation of FIS’ ratio of earnings to fixed charges for the six months ended June 30, 2015 and each of the five years from 2011 through 2015, (ii) as Exhibit 99.1, the historical consolidated financial statements of SunGard as of December 31, 2014 and 2013 and for its fiscal years ended December 31, 2014, 2013 and 2012, (iii) as Exhibit 99.2, the historical condensed consolidated financial statements of SunGard as of June 30, 2015 and for the six month periods ended June 30, 2015 and 2014, and (iv) as Exhibit 23.1, the consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of SunGard.

Forward-looking Statements

This Form 8-K may contain statements, estimates or projections that constitute “forward-looking statements” pursuant to the safe harbor provisions of the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company’s historical experience and the Company’s present expectations or projections. These risks include, but are not limited to, the risk that the transaction described herein will not be completed or will not provide the expected benefits, or that the Company will not be able to achieve the synergies anticipated, changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, and changes in either or both the United States and international lending, capital and financial markets, and changes in foreign exchange rates, the effect of legislative initiatives or proposals, statutory changes, governmental or other applicable regulations and/or changes in industry requirements, including privacy regulations, the risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in or new laws or regulations affecting the banking, retail and financial services industries or due to financial failures or other setbacks suffered by firms in those industries, changes in the growth rates of the markets for Company solutions, failures to adapt Company services and products to changes in technology or in the marketplace, internal or external security breaches of our systems, including those relating to the theft of personal information and computer viruses affecting Company software or platforms, and the reactions of customers, card associations, government regulators and others to any such events, the reaction of the Company’s current and potential customers to communications from the Company or its regulators regarding information security, risk management, internal audit or other matters, competitive pressures on pricing related to the Company’s solutions including the ability to attract new, or retain existing, customers, an operational or natural disaster at one of the Company’s major operations centers, and other risks detailed in the Company’s filings with the SEC, including the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and subsequent SEC filings. Investors and securityholders should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

Additional Information for SunGard Stockholders

In connection with the proposed transactions, the Company has filed a Registration Statement on Form S-4 that includes a preliminary consent solicitation statement of SunGard. The Company also plans to file other relevant materials with the SEC. The Registration Statement has not yet become effective. STOCKHOLDERS OF SUNGARD ARE URGED TO READ THE PRELIMINARY CONSENT SOLICITATION STATEMENT/PROSPECTUS TO BE CONTAINED IN THE REGISTRATION STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. The preliminary consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from the Company at www.fisglobal.com or by emailing info.investorrelations@fisglobal.com. Some of these documents are not currently available. Investors and securityholders may also read and copy any reports, statements and other information filed by the Company with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits

Exhibit No.	Description

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Independent Registered Accounting Firm.

99.1	Audited consolidated financial statements of SunGard as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013, and 2012.

99.2	Unaudited condensed consolidated financial statements of SunGard as of June 30, 2015 and for the periods ended June 30, 2015 and 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fidelity National Information Services, Inc.

Date: October 13, 2015	By:	/s/ Marc M. Mayo
		Name:	Marc M. Mayo
		Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary